

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 14, 2009

<u>Via U.S. Mail and Facsimile to (912) 925-1765</u>

Mr. William C. Parker
Chief Executive Officer
MIT Holding, Inc.
37 West Fairmont Ave., Suite 202
Savannah, GA 31406

      Re: MIT Holding, Inc.
               Item 4.01 Form 8-K
               Filed August 6, 2009
               File No. 333-136791

Dear Mr. Parker:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

               Sincerely,

               Ryan C. Milne
               Accounting Branch Chief